05039616

SECU[illegible]ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42793

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Euro-American Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4327 Forest Ave SE
(No. and Street)

Mercer Island (City) WA (State) 98040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas D. Chenoweth 206-232-9290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Kobata, P.S.
(Name – *if individual, state last, first, middle name*)

16300 Christensen Rd, Ste 320 (Address) Seattle (City) WA (State) 98188 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas D. Chenoweth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro-American Equities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 25 Feb 2005

NOTARY PUBLIC
COMMISSION EXPIRES APRIL 19, 2005
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- N/A [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EURO-AMERICAN EQUITIES, INC.

FINANCIAL REPORT

December 31, 2004 and 2003

TABLE OF CONTENTS

SCHNEIDER
& KOBATA, P.S.

CERTIFIED PUBLIC ACCOUNTANTS
16300 CHRISTENSEN ROAD, SUITE 320
SEATTLE, WA 98188-3421
PHONE 206-835-0200
FAX 206-835-7070

INDEPENDENT AUDITORS' REPORT

Board of Directors

We have audited the accompanying statement of financial condition of Euro-American Equities, Inc. (the Company) as of December 31, 2004 and 2003, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro-American Equities, Inc. at December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Kobata, P.S.
SCHNEIDER & KOBATA, P.S.

February 23, 2005

EURO-AMERICAN EQUITIES, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Years Ended December 31, 2004 and 2003

	2004		2003	
REVENUE:				
Commissions and fees earned	$	41,861	$	26,901
Other income		61		58
Total Revenue	$	41,922	$	26,959
EXPENSES:				
Commission expense	$	6,393	$	0
Postage		214		195
Bank service charges		91		123
Office supplies		227		224
Printing		404		153
Travel and auto		2,385		2,232
Travel		298		0
Telecommunications		3,981		4,112
NASD assessments		800		515
SIPC general assessment		0		150
Licenses and permits		149		159
Professional fees		2,200		1,900
Training and seminars		0		160
Dues and subscriptions		364		207
Depreciation and amortization		239		0
Rent		21,548		0
Utilities		1,129		0
Total Expenses	$	40,422	$	10,130
INCOME BEFORE INFREQUENT ITEMS OR INCOME TAX	$	1,500	$	16,829
OTHER GAINS OR (LOSSES)				
(Loss) on Expiration of Warrants	$	(2,475)	$	0
INCOME (LOSS) BEFORE INCOME TAXES	$	(975)	$	16,829
Income taxes		0		0
NET INCOME (LOSS)	$	(975)	$	16,829
Retained earnings (deficit) at beginning of year	$	(16,724)	$	(17,553)
Less dividends paid		0		(16,000)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR	$	(17,699)	$	(16,724)

See notes to financial statements.

EURO-AMERICAN EQUITIES, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (975)	$ 16,829
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	239	0
Losses (gains) on sales of fixed assets	2,475	0
(Increase) decrease in current assets:		
Accounts receivable	(19)	(87)
Prepaid expenses	0	(175)
Increase (decrease) in current liabilities		
Accounts payable	(192)	35
Net cash provided by (used in) operating activities	$ 1,528	$ 16,602
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	$ (1,197)	$ 0
Net cash provided by (used in) investing activities	$ (1,197)	$ 0
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	$ 0	$ (16,000)
Net cash provided by (used in) financing activities	$ 0	$ (16,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 331	$ 602
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,258	7,656
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 8,589	$ 8,258
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Interest paid	$ 0	$ 0
Income taxes paid	$ 0	$ 0

See notes to financial statements.

2. RELATED PARTY TRANSACTIONS

All of the Company's revenue is generated from financial products sold by the shareholders of the Company. Commissions paid or accrued to these shareholders during 2004 and 2003 were $6393 and $0.

3. INCOME TAXES

The provision for income taxes consists of the following components:

	2004	2003
Current taxes	$ 0	$ 2524
Tax benefit of net operating loss carryforward	0	(2524)
Provision for income taxes	$ 0	$ 0

The Company has unused net operating loss carry forwards of $1,508 at December 31, 2004 which is available to offset taxable income in future years. These losses expire as follows:

December 31, 2017	$1,508

4. HISTORY

The Company was formed on June 20, 1990 and is engaged in the general securities business as a broker/dealer with the Securities and Exchange Commission. It is a member of the National Association of Security Dealers. The Company's clients are a diverse group of individuals with no concentration in any sector or region.

5. INVESTMENT

As part of a 2000 securities offering, the Corporation purchased 300 warrants to purchase 1200 shares of The NASDAQ Stock Market, Inc. Nine Hundred of the warrants have expired. The remaining three hundred warrants have the following expiration date:

Maximum Number Of Shares Exercisable	Exercise Period From	Exercise Period To
300	June 30, 2005	June 27, 2006

These warrants have no readily determinable fair market value and are shown at cost on the financial statements. The expired warrants have been treated as a capital loss for the year ended December 31, 2004.

SUPPLEMENTARY INFORMATION

SCHEDULE II

EURO-AMERICAN EQUITIES, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

	Year Ended	
	December 31, 2004	December 31, 2003
Balance, beginning of year	$ 0	$ 0
Increases	0	0
Decreases	0	0
Balance, end of year	$ 0	$ 0

See independent auditors' report.

SCHEDULE IV

EURO-AMERICAN EQUITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

	December 31, 2004	December 31, 2003
Securities subject to a lien, security monies borrowed or securities loaned to another broker or dealer or clearing corporation	$ 0	$ 0
Securities included on the books and records as failed to receive for more than 30 calendar days	$ 0	$ 0
Securities receivable as a security dividend receivable, stock split or similar distribution for more than 45 calendar days	$ 0	$ 0

See independent auditors' report.

SCHNEIDER
& KOBATA, P.S.

CERTIFIED PUBLIC ACCOUNTANTS
16300 CHRISTENSEN ROAD, SUITE 320
SEATTLE, WA 98188-3421
PHONE 206-835-0200
FAX 206-835-7070

EURO-AMERICAN EQUITIES, INC.
REPORT OF MATERIAL INADEQUACIES AND INTERNAL CONTROL

December 31, 2004 and 2003

As part of our examination of the financial statements of Euro-American Equities, Inc. for the years ended December 31, 2004 and 2003 we made a study and evaluation of the Company's system of internal control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. Our study was more limited then would be necessary to express an opinion on the system of internal accounting control taken as a whole.

Our study and evaluation was made for the limited purpose described in the preceding paragraph and would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Euro-American Equities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

This report is intended solely for use by the U.S. Securities and Exchange Commission and should not be used for any other purpose.

Schneider & Kobata, P.S.

February 23, 2005

SCHNEIDER & KOBATA, P.S.